January 7, 2009

Via Federal Express and Email
Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Wilber Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2008
File No. 001-31896

Dear Mr. Friar:

We represent The Wilber Corporation (“Wilber”). On behalf of Wilber, this letter will respond to yours of December 24, 2008 addressed to Mr. Joseph Sutaris, Wilber’s Chief Financial Officer, regarding the above-captioned filing.

Our responses to the comments in your letter, keyed to the numbering therein, follow. A marked copy of the Preliminary Proxy Statement, highlighting the changes that are responsive to the comments, is included with this letter.

1.           Executive Compensation

We have made the requested disclosure on page 11. Specifically, we have added the following sentence: “The Company will modify its executive compensation  plans and agreements to comply with the reimbursement, golden parachute and other provisions of  Section 111 of EESA.”

2.           Dilution

We have made the requested disclosure on page 12. Specifically, we have added the following sentence: “The average trading price of the Company’s common stock for the 20 days preceding the Treasury’s preliminary approval was $ 6.56. Based on this price, the Company will issue approximately 274,400 warrants.”

3.           Amount of Preferred Stock

We have made the requested disclosure on page 5. Specifically, we have added the following sentence: “If we do participate in the CPP, we intend to sell the entire amount of preferred stock for which we have been approved ($12 million).”

4.           Public Companies

We have made the requested disclosure on page 5. Specifically, we have added the following sentence: “We would participate in the Treasury’s program for public companies (those whose securities are registered under the federal securities laws and file periodic reports under the Exchange Act.)”.

5.           Financial Statements

We have inserted revised tabular pro forma financial information disclosure reflecting your comments at page

Should you have any questions, please contact me at (914) 694-4102 or cweber@hhk.com.

Yours very truly,

/s/ Clifford S. Weber

Clifford S. Weber

CSW
Copy to: Joseph Sutaris

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